================================================================================
                                  SCHEDULE 13D
                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                                 PHAR-MOR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   717113-10-3
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 ROBERT H. STONE
                               AVATEX CORPORATION
                              AVATEX FUNDING, INC.
                             M & A INVESTMENTS, INC.
                    5910 NORTH CENTRAL EXPRESSWAY, SUITE 1780
                               DALLAS, TEXAS 75206
                                 (214) 365-7453
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 AUGUST 16, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 2 of 10 pages
-------------------------------------------    ---------------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------- ---------------------------------------------------------------------------------------------
         1             Names of Reporting Persons/I.R.S.                                       AVATEX CORPORATION
                       Identification Nos. of Above Persons (Entities Only:)                   25-1425889
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     WC
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                         [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                             DELAWARE
---------------------- ---------------------------------------------------------------------------------------------
                            7       Sole Voting Power:                                                  1,224,402
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                3,701,533
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                             1,224,402
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                           3,701,533
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        4,925,935
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                     [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                  39.9%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               CO
---------------------- ---------------------------------------------------------------------------------------------


                                       2

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 3 of 10 pages
-------------------------------------------    ---------------------------------

---------------------- ---------------------------------------------------------------------------------------------
         1             Names of Reporting Persons/I.R.S.                                       AVATEX FUNDING, INC.
                       Identification Nos. of Above Persons (Entities Only:)                   75-2832486
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     OO
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                         [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                             DELAWARE
---------------------- ---------------------------------------------------------------------------------------------
                            7       Sole Voting Power:                                                          0
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                3,571,533
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                                     0
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                           3,571,533
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        3,571,533
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                     [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                  29.0%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               CO
---------------------- ---------------------------------------------------------------------------------------------


                                       3

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 4 of 10 pages
-------------------------------------------    ---------------------------------

---------------------- ---------------------------------------------------------------------------------------------
         1             Names of Reporting Persons/I.R.S.                                       M&A INVESTMENTS, INC.
                       Identification Nos. of Above Persons (Entities Only:)                   75-2521295
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     WC
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                         [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                             DELAWARE
---------------------- ---------------------------------------------------------------------------------------------
                            7       Sole Voting Power:                                                          0
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                  130,000
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                                     0
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                             130,000
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                          130,000
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                     [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                  1.05%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               CO
---------------------- ---------------------------------------------------------------------------------------------

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 5 of 10 pages
-------------------------------------------    ---------------------------------

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 1997, by Avatex Corporation with respect to its ownership of common stock, par value $0.01 per share ("Common Stock"), of Phar-Mor, Inc. ("Phar-Mor").

         Item 2. Identity and Background.
                 ------------------------

         (a) This Amendment is filed by Avatex Corporation, a Delaware corporation ("Avatex"), Avatex Funding, Inc., a Delaware corporation ("Funding"), and M&A Investments, Inc., a Delaware corporation ("M&A"). Funding and M&A are wholly owned subsidiaries of Avatex. Avatex, Funding and M&A are referred to collectively as the "Reporting Persons."

         (b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206.

         (c) Avatex is a holding company that, along with its subsidiaries, owns interests in other corporations and partnerships. Through Phar-Mor, Avatex is involved in operating a chain of discount retail drugstores. Through Phar-Mor and Avatex's 41%-owned affiliate, Chemlink Acquisition Company, LLC, Avatex owns approximately 38% of Chemlink Laboratories, LLC. Chemlink Laboratories, LLC is primarily engaged in the development, manufacture and distribution of effervescent tablet formulations for consumers and business for use in cleaning, disinfectant and sterilization applications.

         Funding is a wholly owned subsidiary of Avatex. In December 1999, Avatex transferred 3,571,533 shares of Common Stock to Funding in connection with Funding's issuance of certain 6.75% Notes due 2002. See Item 6 below.

         M&A is a wholly owned subsidiary of Avatex through which Avatex holds certain interests in other corporations and partnerships.

         Attached as Schedule I hereto and incorporated herein by reference is a list of the directors and executive officers of the Reporting Persons. Schedule I also sets forth the business address and principal occupation or employment of each individual listed therein.

         (d) - (e) During the past five years, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 6 of 10 pages
-------------------------------------------    ---------------------------------

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) All of the individuals listed on Schedule I hereto are citizens of the United States.

         Item 3. Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

         M&A purchased a total of 130,000 shares of Common Stock between August 7, 2000 and August 16, 2000 on the Nasdaq National Market as follows:

         Trade Date               No. of Shares              Price per Share
         ----------               -------------              ---------------

         08/07/00                      15,000                    $ 1.3125
         08/08/00                       5,000                      1.3750
         08/10/00                      30,000                      1.3750
         08/11/00                      50,000                      1.2620
         08/14/00                      20,000                      1.3750
         08/16/00                      10,000                      1.3750

         Total:                       130,000

         All of the funds used to purchase the foregoing shares of Common Stock were from Avatex's general corporate funds.

         Item 4. Purpose of Transaction
                 ----------------------

         The Reporting Persons have acquired an additional 130,000 shares of Common Stock to increase their equity interests in Phar-Mor. From time to time, the Reporting Persons will evaluate their position and may determine to acquire additional shares of Common Stock (subject to the availability of shares at prices deemed favorable and other factors) or dispose of shares of the Common Stock, at any time and from time to time. Except as stated above, the Reporting Persons have not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

         Item 5. Interest in Securities of the Issuer.
                 -------------------------------------

         (a) As of the date of this Amendment No. 1, Avatex beneficially owns 4,925,935 shares of Common Stock, which consists of (i) 1,132,500 shares of Common Stock owned by Avatex, (ii) 91,902 shares underlying warrants to purchase Common Stock owned by Avatex, (iii) 3,571,533 shares of Common Stock owned by Funding, and (iv) 130,000 shares of Common Stock owned by M&A. Based upon

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 7 of 10 pages
-------------------------------------------    ---------------------------------

12,240,865 shares of Common Stock outstanding as of April 13, 2000, as set forth in Phar-Mor's Report on Form 10-Q for the fiscal quarter ended April 1, 2000, plus 91,902 shares beneficially owned by Avatex described in subsection (a) of this Item 5 that would be issued upon the exercise of warrants held by Avatex, Avatex beneficially owns approximately 39.9% of Phar-Mor's outstanding Common Stock, Funding beneficially owns approximately 29.0% of Phar-Mor's outstanding Common Stock and M&A beneficially owns approximately 1.05% of Phar-Mor's outstanding Common Stock.

         (b) Avatex has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 1,132,500 shares of Common Stock owned by Avatex and 91,902 shares underlying warrants to purchase Common Stock owned by Avatex. Avatex and Funding have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 3,571,533 shares of Common Stock owned by Funding. Avatex and M&A have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 130,000 shares of Common Stock owned by M&A.

         (c) The only transactions involving Common Stock effected in the past 60 days by the Reporting Persons are reflected in Item 3 above.

         (d) As set forth in Item 6 below, certain of the shares of Common Stock owned by the Reporting Persons are pledged as collateral to secure repayment of various obligations. The documents governing the different pledges of these shares contain standard default and similar provisions with respect to voting of the shares and receipt of dividends on the shares.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                 ------------------------------------

         Under the terms of the Pledge and Security Agreement dated as of October 9, 1997, between Avatex and Bart A. Brown, Jr., as trustee for the chapter 7 estates of FoxMeyer Corporation, et al. (the "Trustee"), the 1,132,500 shares of Common Stock owned by Avatex are pledged (along with certain other collateral) to secure repayment of the promissory note dated October 9, 1997, payable by Avatex to the Trustee in the original principal amount of $8 million.

         Under the terms of the Indenture and the Pledge and Security Agreement, each dated as of December 7, 1999, among Avatex, Funding and Norwest Bank Minnesota, N.A., now known as Wells Fargo Bank Minnesota, N.A., as trustee and as collateral agent (the "Agent"), the 3,571,533 shares of Common Stock owned by Funding are pledged as collateral to secure repayment of the 6.75% Notes due 2002 issued by Funding and guaranteed by Avatex.

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 8 of 10 pages
-------------------------------------------    ---------------------------------


         Under the terms of (i) the Indenture and the Pledge and Security Agreement, each dated as of December 7, 1999, among Avatex, Funding and the Agent, and (ii) the Subrogation Agreement dated as of December 7, 1999, among Avatex, the Agent and the Trustee, upon payment in full of the obligations owing by Avatex to the Trustee, the Trustee's lien on the 1,132,500 shares of Common Stock owned by Avatex is to be released and the shares are to be transferred by Avatex to Funding and pledged by Funding to the Agent as additional collateral to secure repayment of the 6.75% Notes due 2002 issued by Funding and guaranteed by Avatex.

         Phar-Mor, Hamilton Morgan, LLC and FoxMeyer Drug Company were parties to a Registration Rights Agreement dated as of September 1995. On June 19, 1996, FoxMeyer Drug Company assigned all of its rights under the Registration Rights Agreement to Avatex. On September 19, 1997, Hamilton Morgan, LLC assigned all of its rights under the Registration Rights Agreement to Avatex.

         Item 7. Materials to Be Filed as Exhibits.
                 ----------------------------------

         Copies of the Indenture and the Pledge and Security Agreement, each dated as of December 7, 1999, among Avatex, Funding and the Agent, and the Subrogation Agreement dated as of December 7, 1999, among Avatex, the Agent and the Trustee, are attached as Exhibits 4-A, 4-B and 4-C, respectively, to Avatex's Current Report on Form 8-K filed on December 16, 1999, and incorporated herein by reference. A copy of the Registration Rights Agreement dated as of September 1995, among Phar-Mor, Hamilton Morgan, LLC and FoxMeyer Drug Company is attached as Exhibit 3 to the Schedule 13D filed on August 29, 1997, and incorporated herein by reference.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 17, 2000.

                                        Avatex Corporation
                                        Avatex Funding, Inc.
                                        M & A Investments, Inc.



                                        By:/s/ Abbey J. Butler
                                           --------------------------
                                           Abbey J. Butler
                                           Co-Chief Executive Officer

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 9 of 10 pages
-------------------------------------------    ---------------------------------

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         The following information is provided for the directors and executive officers of Avatex Corporation ("Avatex"), Avatex Funding, Inc. ("Funding") and M&A Investments, Inc. ("M&A") listed below: (a) name and (b) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

(a) Abbey J. Butler, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex, Funding, M&A and Phar-Mor.
(b) Co-Chairman of the Board and Co-Chief Executive Officer of Avatex and Phar-Mor; 207 Dune Road, Box 1269, Westhampton Beach, NY 11978.

(a) Melvyn J. Estrin, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex, Funding, M&A and Phar-Mor.
(b) Co-Chairman of the Board and Co-Chief Executive Officer of Avatex and Phar-Mor, Executive Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Suite 600, Bethesda, MD 20814.

(a)      Hyman H. Frankel, Director of Avatex.
(b) Executive Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811; 170
         N. Rexford, Beverly Hills, CA 90210

(a)      Fred S. Katz, Director of Avatex.
(b) President of First Taconic Capital Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a)      William A. Lemer, Director of Avatex.
(b) President of Bethesda Avenue Photo, Inc. and Pentagon Concourse Photo, Inc.; 4823 Bethesda Avenue, Bethesda, Maryland 20814.

(a)      Charles C. Pecarro, Director of Avatex.
(b) Chief Financial Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)      John L. Wineapple, Director of Avatex and Funding.
(b) Principal, John Wineapple Associates, Inc.; 10 East 40th Street, Suite 2901, New York, NY 10016.

-------------------------------------------    ---------------------------------
           CUSIP No. 717113-10-3                         Page 10 of 10 pages
-------------------------------------------    ---------------------------------


(a)      John G. Murray, Vice President -- Finance of Avatex, Funding and M&A;
(b) Vice President -- Finance of Avatex, Funding and M&A; 5910 North Central Expressway, Suite 1780, Dallas, TX 75206.

(a) Grady E. Schleier, Senior Vice President, Chief Financial Officer and Treasurer of Avatex, Funding and M&A;
(b) Senior Vice President, Chief Financial Officer and Treasurer of Avatex, Funding and M&A; 5910 North Central Expressway, Suite 1780, Dallas, TX 75206.

(a) Robert H. Stone, Vice President, General Counsel and Secretary of Avatex, Funding and M&A;
(b) Vice President and General Counsel of Avatex, Funding and M&A; 5910 North Central Expressway, Suite 1780, Dallas, TX 75206.